Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven — Corporate Communications – +31 40 268 3949 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations – +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations – +31 40 268 6494 — Veldhoven, the Netherlands
ASML Increases Q4 2010 Bookings Guidance
VELDHOVEN, the Netherlands, Dec 9, 2010 — ASML Holding NV (ASML) sees stronger than expected demand for lithography equipment, coming from most semiconductor market segments; while DRAM lithography demand is weakening less than originally planned, NAND Flash memory investments for the high volume ramp of new technologies and Foundry/Logic commitments for new strategic fab projects are driving brisk lithography demand for 2011.
As a result of this demand, ASML is increasing the expectation for fourth quarter system order intake: we now expect Q4 bookings to be above EUR 2 billion. Our previous forecast, issued at the time of publication of our third quarter earnings on October 13, 2010, was for Q4 bookings to exceed the Q3 level of EUR 1.3 billion worth of systems.
This bookings forecast does not include any orders related to our pioneering work in Extreme Ultraviolet (EUV) lithography for which we have a comprehensive technology and business development program. We are in the process of producing six NXE:3100s, our second generation EUV model, while we have also agreed with customers on orders for nine NXE:3300 high volume production systems to be delivered starting 2012.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. ASML has more than 6,900 employees (expressed in full time equivalents), serving chip manufacturers in more than 60 locations in 15 countries. More information about our company, our products and technology, and career opportunities is available on our website: www.asml.com
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.